SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1034

(Amendment No. 1)*

CTI BioPharma Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12648L106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12648L106	SCHEDULE 13G/A	Page 2 of 8

(1)	Names of reporting persons

NB Public Equity K/S
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization

Denmark

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 13,566,354
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 13,566,354

(9)	Aggregate amount beneficially owned by each reporting person:

13,566,354
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row 9:

4.8%
(12)	Type of reporting person (see instructions):

PN

CUSIP No. 12648L106	SCHEDULE 13G/A	Page 3 of 8

(1)	Names of reporting persons

NB Public Equity Komplementar ApS
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization

Denmark

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 13,566,354
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 13,566,354

(9)	Aggregate amount beneficially owned by each reporting person:

13,566,354
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row 9:

4.8%
(12)	Type of reporting person (see instructions):

PN

CUSIP No. 12648L106	SCHEDULE 13G/A	Page 4 of 8

(1)	Names of reporting persons

Cora Madsen
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization

United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 13,566,354
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 13,566,354

(9)	Aggregate amount beneficially owned by each reporting person:

13,566,354
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row 9:

4.8%
(12)	Type of reporting person (see instructions):

IN

CUSIP No. 12648L106	SCHEDULE 13G/A	Page 5 of 8

(1)	Names of reporting persons

Florian Schönharting
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization

Denmark

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 13,566,354
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 13,566,354

(9)	Aggregate amount beneficially owned by each reporting person:

13,566,354
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row 9:

4.8%
(12)	Type of reporting person (see instructions):

IN

CUSIP No. 12648L106	SCHEDULE 13G/A	Page 6 of 8

This Amendment No. 1 amends and supplements, as set forth below, the information contained in the cover page and Items 4 and 5 of the Schedule 13G that was originally filed with the Securities and Exchange Commission (the “SEC”) jointly by NB Public Equity K/S, NB Public Equity Komplementar ApS, Cora Madsen and Florian Schönharting (collectively, the “Reporting Persons”) on January 29, 2016 (the “Schedule 13G”). Capitalized terms used but not otherwise defined in this Amendment No. 1 are used with the meanings ascribed to them in the Schedule 13G. Except as amended by this Amendment No. 1, all information contained in the Schedule 13G is, after reasonably inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1 (1).

Item 4. Ownership

(a) Amount beneficially owned:

NB Public Equity K/S is the beneficial owner of an aggregate of 13,566,354 (2) shares of Common Stock.

NB Public Equity Komplementar ApS is the beneficial owner of an aggregate of 13,566,354 (3) shares of Common Stock.

Cora Madsen is the beneficial owner of an aggregate of 13,566,354 (4) shares of Common Stock.

Florian Schönharting is the beneficial owner of an aggregate of 13,566,354 (5) shares of Common Stock.

(b) Percent of Class (6)

The amount beneficially owned by NB Public Equity K/S represents approximately 4.8% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by NB Public Equity Komplementar ApS represents approximately 4.8% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by Cora Madsen represents approximately 4.8% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by Florian Schönharting represents approximately 4.8% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Each of the Reporting Persons has the sole power to vote or to direct the vote of 0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote: Each of the Reporting Persons has the shared power to vote or to direct the vote of 13,566,354 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of: Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of: Each of the Reporting Persons has the shared power to dispose or to direct the disposition of 13,566,354 shares of Common Stock.

 (1) The Issuer (as defined herein) effected a 1-for-10 reverse split of the Common Stock effective on January 1, 2017 (the “Reverse Split”). Shares of Common Stock reported in the Schedule 13G and this Amendment No. 1 reflect such number of shares prior to giving effect to the Reverse Split.

CUSIP No. 12648L106	SCHEDULE 13G/A	Page 7 of 8

(2) NB Public Equity K/S (the “Fund”) is the beneficial owner of 13,566,354 shares of Common Stock. The Fund is a limited partnership and NB Public Equity Komplementar ApS (the “General Partner”) is its sole general partner.

(3) The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(4) Cora Madsen is a director of the General Partner and in this capacity has the legal power to vote or dispose of the Common Stock beneficially owned by the Fund. Therefore, by reason of Rule 13d-3 Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund. Ms. Madsen has no ownership interest, neither direct nor indirect, in the General Partner.

(5) Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner and is an indirect investor in a limited partner of the Fund. As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(6) Based on 282,376,610 shares of Common Stock outstanding as of October 27, 2016.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒(7).

(7) The Reporting Persons have determined based on CTI BioPharma Corp.’s (the “Issuer”) periodic reports filed with the SEC subsequent to the date of the Schedule 13G that they did not own 5 percent or more of the Common Stock at the time of filing the Schedule 13G or thereafter. The Schedule 13G reported beneficial ownership by the Reporting Persons of more than 5 percent of the Common Stock as of January 25, 2016, based on 231,723,931 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q filed on November 5, 2015. The Issuer’s Form 10-K filed on February 17, 2016 reported that the Issuer had 280,461,097 shares of Common Stock outstanding as of December 31, 2015. Accordingly, the Reporting Persons have determined that they did not hold 5 percent or more of the Common Stock at the time of filing the Schedule 13G or thereafter.

CUSIP No. 12648L106	SCHEDULE 13G/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2017

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
	Name:	Cora Madsen
	Title:	Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS
By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen *
Cora Madsen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact